Exhibit 14

Code of Ethics
For Employees and Directors
January 2004

Summary
Since 1994, when Redwood Trust, Inc. was founded, we have built a reputation for the highest standards of integrity and responsibility. You should maintain the highest standards of ethics in connection with your work at Redwood Trust.

Responsibilities
You are required to review this Code at least annually. Any non-compliance or infraction of these codes or of the law or any regulation must be reported to the Board of Directors immediately. Redwood Trust will not allow any retaliation for good faith reporting. When in doubt about the best course of action in a particular situation you should talk to your supervisor, manager, or other appropriate personnel, or call the hotline. Only the Board of Directors may amend this Code of Ethics or grant a waiver for a specific non-compliance request. Such waiver shall be disclosed as required by applicable laws and regulations.

Conflicts of Interest
You must ensure that any existing or anticipated commitments do not materially interfere with your service to Redwood Trust. You must avoid even the appearance of a conflict of interest. Potential conflicts of interest shall be communicated to your supervisor, manager, or other appropriate personnel or the hotline

Personal Benefit
Other than the compensation received for services by Redwood Trust, you may not receive any personal profit or advantage in connection with any transaction or operations involving Redwood Trust.

Proper Use of Company Information
You should use Redwood Trust’s assets for legitimate business purposes and prevent any carelessness and waste with regard to these assets. Information, intellectual property, and innovative ideas are valuable Redwood Trust assets. These intangible assets must be appropriately managed and protected. You are prohibited from (a) personally pursuing opportunities that are discovered through the use of corporate property, information, or position; (b) using Redwood Trust property, information, or your position for personal gain; and (c) competing with Redwood Trust. You owe a duty to the company to advance its legitimate interests when the opportunity to do so arises.

Inside Information
Redwood Trust prohibits disclosure of material inside information entrusted to you by Redwood Trust or its customers to anyone other than persons with Redwood Trust whose positions require them to know such information. Redwood Trust prohibits employees from disclosing confidential or proprietary information outside Redwood Trust without authorization to do so, except when legally mandated.

Complying with Applicable Laws and Regulations
You must not take any action on behalf of Redwood Trust or its subsidiaries that violates the letter or spirit of any law or regulation. You must comply with all laws and regulations that apply to Redwood Trust’s business and its status as a publicly traded company.

Fair and Accurate Disclosures
You should ensure full, fair, timely, and understandable disclosure in reports filed with or submitted to the Securities and Exchange Commission and in any other public communication, to the extent of your involvement in such disclosures and communications.

Fair Dealing with Customers
You should deal fairly with Redwood Trust’s customers, suppliers, competitors, and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Commercial Bribery
Redwood Trust prohibits commercial bribes, kickbacks, and other similar payoffs and benefits paid to any suppliers or customers.

Gifts or Favors
You may not accept gifts or favors that exceed social or business norms. You may generally accept inexpensive promotional items and normal business meals and entertainment. You must exercise care in accepting any gift if there could be influence, or the appearance of influence, as a result.

Investment in Other Businesses
You may not have a personal or family financial interest in any Redwood Trust supplier, customer, or competitor that might cause divided loyalty, or the appearance of divided loyalty. Owning publicly-traded securities in these companies is generally allowed in situations that do not conflict with the spirit of this Code of Ethics.

Political Activities
Redwood Trust encourages you to participate in the political process on your own time, as long as you take care not to imply that you are acting on behalf of Redwood Trust. Your personal contributions must not be made with, or reimbursed by, Redwood Trust funds. Individual participation must be completely voluntary and must occur during non-working hours. It may not involve the use of Redwood Trust funds, personnel time, equipment, supplies, or facilities.

Relationship to Other Policies
If you are a Redwood Trust employee, the Employee Policies also apply to you. In addition, other Policies and Procedures apply to your role within the company. You are required to review these policies at least annually and ensure your compliance on a daily basis. If you are a Director, the Company’s By-Laws and Articles of Incorporation will guide you in your role as a Director. In addition, for the Board Committees of which you are a member, the applicable Committee Charter should guide your conduct.

Accountability for Adherence to the Code
You are accountable for your adherence to Redwood Trust’s Code of Ethics.